Exhibit 99.1

Graphex Receives an Extension to Comply with the Continued Listing Requirements on the NYSE American

Hong Kong, November 18, 2024. Graphex Group Limited (“Graphex Group” or the “Company”) (NYSE American: GRFX | HKSE: 6128)) announced today that it received an extension from the NYSE American LLC (the “Exchange”) for an additional period (the “Additional Cure Period”) to regain compliance with the NYSE American listing rules for American Depository Shares (ADS) on the Exchange until May 15, 2025 (the “New Cure Deadline”). The Company did not timely file with the Securities and Exchange Commission (“SEC”) its Form 20-F for the year ended December 31, 2023 (the “Delayed Filing”). The initial cure period for the Company to maintain its listing of its ADS listed on the Exchange expired on November 15, 2024. The listing of the ADSs continues on the Exchange during the Additional Cure Period pursuant to this extension, subject to the Company’s compliance with other continued listing requirements and the NYSE Regulation Staff’s review of the Company’s efforts to regain compliance with the Exchange’s continued listing standards. The expiration of the initial cure period and the grant of the Additional Cure Period by the Exchange does not affect the Company’s business operations or its reporting obligations under the Securities and Exchange Commission regulations and rules. The Company plans to file the Delayed Filing as soon as possible and in any event within the Additional Cure Period. However, there can be no assurance that the Company will ultimately regain compliance with all applicable Exchange listing standards.

To learn more about Graphex Group, please visit www.graphexgroup.com.

About Graphex

Graphex is a multinational technology company focused on the development of technologies and products to enhance renewable energy, particularly the refining of natural spherical graphite, synthetic graphite, and graphene-related products - key components in EVs/Lithium-ion batteries as well as in other uses. Graphex has extensive commercial experience in the deep processing of graphite and producing battery grade graphite anode material. Current production is 10,000 tonnes per annum (tpa) with a current expansion underway to increase production to 50,000 tpa within the next 18 months, to 100,000 tpa over the next 36 months, and to 150,000 tpa or more by 2030.

Graphex is currently among the top suppliers of specialized graphite anode material to the EV and renewable energy industries and holds patents in areas including products, production methods, machinery design, and environmental protection. Graphex’s strategy is to expand its operations globally to support energy transition and electrification efforts worldwide.

Forward Looking Statements

All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 27A and 21E of the Securities Act of 1933 and the Securities Exchange act of 1934, respectively. You can identify some of these forward looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” “continue” or other similar expressions. We have based these forward looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward looking statements involve various risks and uncertainties.

Contacts

Corporate:

Graphex Group

info@graphexgroup.com

www.graphexgroup.com